                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                            G-III Apparel Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   36237 H 101
                                   -----------
                                  (CUSIP Number)


                                December 31, 2002
                            -------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 36237 H 101                  13G                     Page 2 of 5 Pages
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--------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Morris Goldfarb
--------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                          (a) [ ]
                                                                                                          (b) [ ]
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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                              5    SOLE VOTING POWER
         NUMBER OF                 2,392,237 shares of Common Stock, par value $.01
          SHARES             ---------------------------------------------------------------------------------------
       BENEFICIALLY           6    SHARED VOTING POWER
         OWNED BY                  589,089
           EACH              ---------------------------------------------------------------------------------------
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON                   2,392,237 shares of Common Stock, par value $.01
           WITH              ---------------------------------------------------------------------------------------
                              8    SHARED DISPOSITIVE POWER
                                   589,089
--------------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,326 shares which includes (i) 365,500 shares which may be acquired within 60 days upon the exercise of options, (ii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 130,000 held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, (iv) 72,250 shares owned by Goldfarb Family Partners, L.L.C., of which the reporting person is the Managing Member, (v) 319,200 shares owned jointly with the reporting person's spouse and (vi) 9,889 shares owned by the reporting person's spouse.
--------------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)         [ ]
--------------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                41.3%
--------------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------------------------------------------

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CUSIP No. 36237 H 101                  13G                     Page 3 of 5 Pages
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This Schedule 13-G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2002.

Item 1(a)      Name of Issuer:
               --------------

               G-III Apparel Group, Ltd.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               512 Seventh Avenue
               New York, New York  10018

Item 2(a)      Name of Person Filing:
               ---------------------

               See Item 1 of the cover page attached hereto

Item 2(b)      Address of Principal Business Office,
               or if none, Residence:
               --------------------------------------------

               c/o G-III Apparel Group, Ltd.
               512 Seventh Avenue
               New York, New York  10018

Item 2(c)      Citizenship:
               -----------

               See Item 4 of the cover page attached hereto

Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.01

Item 2(e)      CUSIP Number:
               ------------

               36237 H 101

Item 3         Identity of Reporting Person
               ----------------------------

               Not Applicable

Item 4         Ownership:
               ----------

               (a)    Amount beneficially owned:
                      See Item 9 of the cover page attached hereto which includes 365,500 shares which may be acquired within 60 days upon the exercise of options.

               (b)    Percent of Class:
                      See Item 11 of the cover page attached hereto.

               (c)    Number of Shares Beneficially Owned by Reporting Person

                      (i) sole power to vote or direct the vote: 2,392,237 shares of Common Stock, par value $.01.

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CUSIP No. 36237 H 101                  13G                     Page 4 of 5 Pages
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                      (ii) shared power to vote or direct the vote: 589,089 shares of Common Stock, par value $.01.

                      (iii) sole power to dispose or direct the disposition of: 2,392,237 shares of Common Stock, par value $.01.

                      (iv) shared power to dispose or direct the disposition of: 589,089 shares of Common Stock, par value $.01.

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

                      Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

                      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
               -------------------------------------------------------------

                      Not Applicable

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

                      Not Applicable

Item 9         Notice of Dissolution of Group:
               ------------------------------

                      Not Applicable

Item 10        Certification:
               -------------

                      Not Applicable

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CUSIP No. 36237 H 101                  13G                     Page 5 of 5 Pages
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                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003





                                                /s/ Morris Goldfarb
                                                --------------------------------
                                                MORRIS GOLDFARB